Filed by Wallbox B.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. II

Commission File No. 001-40114

Date: June 9, 2021

Exhibit 99.3
Wallbox
Investor Presentation June 2021 KENINGTON

NO T I C E T O A N D U N D E R T A K I N G B Y R E C I P I E N T S
About this Presentation
This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to a possible transaction (the “Business Combination”) involving Wall Box Chargers, S.L. (the “Company”) and Kensington Capital Acquisition Corp. II
(“KCAC”). The information contained herein does not purport to be all-inclusive and none of the Company, KCAC or their respective representatives or affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation.
This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any securities. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision.
The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder.
This Presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of the Company and is intended for the recipient hereof only.
Forward Looking Statements
Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements regarding anticipated growth in the industry in which the Company operates and anticipated growth in demand for the Company’s products, projections of the Company’s future financial results and other metrics, the satisfaction of closing conditions to the Business Combination and the timing of the completion of the Business Combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.
These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: competition, the ability of the company to grow and manage growth, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic, business or competitive factors; the Company’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of the Company to implement its strategic initiatives and continue to innovate its existing products; the ability of the Company to defend its intellectual property; and the impact of the COVID-19 pandemic on the Company’s business.
Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither the Company nor KCAC undertake any duty to update these forward-looking statements.
Use of Projections
This Presentation contains financial forecasts for the Company with respect to certain financial results for the Company’s fiscal years 2021 through 2027. The Company’s independent auditors have not audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this Presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.
You should not rely on the historical record of the Company, KCAC or our or their management team and their respective affiliates’ performance as indicative of our future performance of an investment in KCAC or the returns KCAC will, or are likely to, generate going forward. Not all of the companies in which Kensington Capital has invested have achieved the same level of value creation.
Financial Information; Non-IFRS Measures
The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed relating to the Business Combination and the proxy statement/prospectus contained therein.
This Presentation also includes certain financial measures not presented in accordance with international financial reporting standards (“IFRS”) as adopted by International Accounting Standards Board (“IASB”) including, but not limited to, Free Cash Flow, EBITDA and certain ratios and other metrics derived therefrom. The Company defines EBITDA as gross profit less operating expense. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company’s financial results.
Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures.
This Presentation also includes certain projections of non-IFRS financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable IFRS financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable IFRS measures is included and no reconciliation of the forward-looking non-IFRS financial measures is included.
Industry and Market Data
In this Presentation, the Company and KCAC rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither the Company nor KCAC has independently verified the accuracy or completeness of any such third-party information.
Trademarks
This Presentation contains references to our trademarks, trade names and service marks.
and    are registered trademarks of the Company in the European Union and pending for registration in the United States.
Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but the company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.
This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with the Company or KCAC, or an endorsement or sponsorship by or of the Company or KCAC.

WALLBOX & KENSINGTON

Transaction overview

Overview

- Founded in 2015, Wallbox is a global EV charging and energy management solution provider
- Kensington Capital Acquisition Corp. II ("Kensington") is an automotive-focused SPAC with ~$230mm of cash held in trust
- Kensington and Wallbox are proposing to combine to advance and accelerate the commercialization of Wallbox

Capital Structure

- Wallbox shareholders are rolling 100% of their equity
- Transaction proceeds are being retained in the business
- Pro forma for the transaction (assuming no redemptions):
  - Net of transaction expenses, Wallbox will have $336mm of pro forma cash to fund commercialization plans ($46mm[1,2] of existing Wallbox cash, $230mm in Kensington cash held in trust and $100mm in PIPE proceeds)
  - No additional equity capital required to be cash flow positive

Valuation

- EV of $1.5bn which is ~1.3x 2025E sales[1,2]
- Represents attractive entry multiples relative to peer group metrics

KENSINGTON HAS IDENTIFIED WALLBOX AS A UNIQUE AND COMPELLING INVESTMENT OPPORTUNITY THAT IS DEVELOPING EV CHARGING AND ENERGY MANAGEMENT SOLUTIONS TO POWER THE SHIFT TO ELECTRIC VEHICLES

[1]Reflects non-IFRS financials | [2]Applied exchange rate EURUSD = 1.208 - 04/30/2021 - ECB

3 wallbox

Make Energy Powerful

SIMPLE
We innovate to make energy simpler

SMART
Embedded intelligence and V2G and V2H energy management[1]

INNOVATIVE
User-focused innovation drives us

DESIGN-CENTRIC
Design is not a luxury

COMPATIBLE
Compatible with all plug-in electric and hybrids


wallbox

[1] V2G: Vehicle-to-Grid, V2H: Vehicle-to-Home

wallbox

WALLBOX MANAGEMENT TEAM

Founder-led company with an experienced management team from technology, energy and industrial backgrounds



Enric Asunción
Co-Founder & Chief Executive Officer



Eduard Castañeda
Co-Founder & Chief Product Officer



Oriol Riba
Chief Operations Officer



Jeff Dunham
Chief Technology Officer



Bárbara Calixto
Chief Marketing Officer



Jordi Lainz
Chief Financial Officer



Douglas Alfaro
General Manager North America



Masud Rabbani
Chief Commercial Officer



Alex Balsells
Chief People Officer



Moises Barea
Director of Mid & New Markets
Board Member, Wallbox FAWSN

530+	70+	80+	130+	38
Employees	Hardware Engineers	Software Developers	Sales Force	Nationalities

* As of end of April 2021

5 wallbox

BOARD AND INVESTORS

Backed by global leading strategic and financial investors that bring value-added experience

CURRENT BOARD MEMBERS AND INVESTORS



Jose Maria Tarragó

RCOBA AUTOMOTIVE



Beatriz Gonzalez

SeayaVentures



Pol Soler

QUADIS



Marc Sabe

EUROFRED being efficient



Jacky Abitbol

CATHAY INNOVATION



Pedro Alonso

INFUN Group



Juan Campmany

Doyle Dane Bernbach



Luis Sanchez

Black Label Investments



Raquel Blanco

IBERDROLA



Brian Walsh

WIND

EXISTING INVESTORS

IBERDROLA | SeayaVentures | CATHAY INNOVATION | endeavor CATALYST | Riberas Family Office | WIND

KENSINGTON

KENSINGTON CAPITAL ACQUISITION CORP. II

- NYSE-listed (KCAC.U) Special Purpose Acquisition Company ("SPAC") with ~$230 mm of cash held in trust focused on combining with an automotive technology company
- Management and board with extensive public company experience and operating capabilities in the automotive and automotive-related sector
- Relevant automotive experience to optimize program launches and capital deployment while facilitating commercial relationships
- Track record of creating significant shareholder value in automotive businesses
- Kensington shareholders, as sponsor, will have at least one board seat to support the company wallbox

WALLBOX AT A GLANCE

We design, develop and distribute charging and energy management solutions for e-mobility needs

+100k	+150k	3	+4.3mm
UNITS SOLD[1]	PUBLIC CHARGING STATIONS CONNECTED	MANUFACTURING FACILITIES[2]	CHARGING SESSIONS[3]
500k	**67**	**9**	**+42**
IN-HOUSE PRODUCTION CAPACITY TODAY[4]	COUNTRIES WITH COMMERCIAL ACTIVITY	OFFICES ACROSS 3 CONTINENTS	GWH CHARGED[3]

AWARD-WINNING PRODUCT PORTFOLIO WITH PATENT-PENDING TECHNOLOGY

- **GOOD DESIGN** Winner 2021
- **Engadget** Best of CES 2020
- **Edison** Silver Winner, 2020
- **Newsweek** Best of CES 2020
- **Electrek** Best of CES 2020
- **Fast Company World Changing Ideas** Finalist, 2020
- **Robb Report** Best of CES 2020

Source: Wallbox data | [1] From start of operations | [2] Two facilities operational, one facility under preparation and expects to commence operations September 2021 | [3] Including myWallbox and Electromaps | [4] Excluding Chinese manufacturing operations | * As of end of April 2021

7 wallbox

THE EV CHARGING MARKET

Mass EV adoption means significant charging infrastructure growth and projected $102bn TAM[1] in 2030

PROJECTED CUMULATIVE # OF ELECTRIC VEHICLES

Units (mm)



150
100
50
0
RoW
US
APAC
Europe
2020
2025
2030

PROJECTED CUMULATIVE # OF GLOBAL CHARGE POINTS INSTALLED

Units (mm)



75
50
25
0
+97%
of charge point installations lie ahead[2]
2020
2025
2030

70% of all charging occurs at home and work[3]

WHAT IT TAKES TO WIN IN EV CHARGING

- Smart Charging Technology
- Fast Time to Market
- Vertically Integrated Manufacturing
- International Operations
- Strong Global Brand

Source: BNEF EV Outlook 2020, BNEF Charging Infrastructure Forecast Model 2021 | [1] Wallbox company projections – includes TAM for charging hardware, installation, software and energy management | [2] 97% corresponds to projected sales up to 2040 | [3] BNEF Charging Infrastructure Forecast Model 2021 – BEV charging needs, 2020 | Applied exchange rate: EURUSD = 1.208 – 04/30/2021 – ECB

wallbox

WALLBOX'S EXISTING PRODUCT PORTFOLIO

Solutions to empower users at home, at work and in public

HOME | HOME & BUSINESS | PUBLIC


wallbox

2016

Pulsar (AC) **Commander (AC)**

Most compact intelligent solutions for home



2017/2018

myWallbox 2.0

Energy management capabilities


wallbox
wallbox

2019

Pulsar Plus (AC) **Commander 2 (AC)** **Copper (AC)**

Multi-user functionalities



2019

Quasar (DC)

Use EV to power the home or sell energy to the grid





2020/2021

Electromaps **Supernova (DC)[1]**

Accelerating public charging at lower costs

[1]Distribution of Supernova will begin by the end of 2021

wallbox

HOME AND BUSINESS AC CHARGING SOLUTIONS

Designed for consumer intimacy

COMPACT
Highest power output per size on the market[1]

CONNECTED
Via Wi-Fi, Bluetooth, Ethernet or 4G

SMART
Adjusting power output automatically

EASY-TO-USE
Personalized and secure user interface

EMBEDDED SOFTWARE
Software included as standard in all devices


wallbox
wallbox

[1] For Pulsar Plus, based on Wallbox market research

10 wallbox

HO M E A N D B U S I N E S S S O F T W A R E S O L U T I O N S
Embedded and interoperable EV charging software
to manage and control the flow of energy
B O X—RE SI D E N T I A L
N E S S S O F T W A R E

BI-DIRECTIONAL CHARGING
& ENERGY MANAGEMENT

Realizing the future of charging with Quasar

PIONEERING TECH
One of the first bi-directional chargers in the world for residential use

BI-DIRECTIONAL
Changes the flow of energy to enable V2G and V2H

CUTTING-EDGE TECH
Advanced facial recognition and gesture control

AFFORDABLE
One of the most cost-competitive bi-directional DC chargers on the market[1]

EASY TO INSTALL
Installs in as little as 5 minutes

[1] Wallbox market research

wallbox

E N E R G Y C O N T R O L
Bi-directional charging opens up new opportunities for
energy management in homes, buildings and grids
WA L L B O X H Q
Grid power limit
Wallbox HQ
Building energy
need
Building energy
usage
Solar power generation
during the day
Quasars discharge EVs to
prevent power outage
Quasars charge EVs due
to low-cost power

PUBLIC CHARGING SOLUTIONS

Unique DC technology transforms the public charging experience

RELIABLE BY DESIGN
Modular design uses Quasar power modules

AFFORDABLE
Half the total investment of similar fully-installed public chargers[1]

COMPACT
Easier to transport, handle and install

POWERFUL
60 kW evolving into 120 kW for wider market

STRONG PIPELINE
8,000+ Supernova orders under non-binding LOI[2]

[1] Expected based on Wallbox market research, inclusive of installation costs | [2] Reflects orders expected to be fulfilled between 2021 – 2025 as distribution will start by the end of 2021

14 wallbox

PUBLIC CHARGING SOFTWARE

Electromaps combines consumer charging data and charger management software to enhance the EV experience on the road electromaps BORDERLESS CHARGING

- A leading MSP[1] in Southern Europe
- Extensive information network & data
- Complete & social ecosystem
- Hardware agnostic charger management
- Scalable platform to allow global access
- Payment integration

ELECTROMAPS ALLOWS EV DRIVERS TO:

1) Find charge points

2) Unlock charge points via the app or RFID card

3) Pay for charge sessions

4) Access bills and charge history

150,000 charge points connected worldwide

+100,000 users

* Wallbox owns 51% of Electromaps with an option to acquire 100% | ** As of end of April 2021 | [1] Mobility Service Provider

15 wallbox

ONE MODEL CAPABLE OF SERVING MULTIPLE CHANNELS

We serve a variety of clients around the world

AUTOMOTIVE OEMS AND DEALERSHIPS

SEAT, CUPRA, HONGQI, VOLVO, KIA, NISSAN, HYUNDAI, JAGUAR, MITSUBISHI, MG, Ford, smart

ENERGY COMPANIES

IBERDROLA, SCOTTISHPOWER, COPEC VOLTEX, EGAT, endesa, Scottish & Southern Electricity Networks, octopus energy, NKM, SPgroup, protergia, barry, BayWa r.e., fortum

VALUE ADDED DISTRIBUTORS & RESELLERS

HYUNDAI MOBIS, INGRAM, SALTOKI, Libra, JET CHARGE, sonepar, bumblebee, CED GREENTECH, Betek, isorka, CEW, ELKJOP, ARMET, laadkompas

INSTALLERS

YESSS ELECTRICAL, Crystal, ELECTRISE ECO SMART ENERGY, GREENPORT, rexel, bravida

ENTERPRISES

Aigües de Barcelona, Carrefour, Lidl, paack, ARIMA, IESE, EUROFRED being efficient

E-COMMERCE

wallbox, amazon, newegg, MediaMarkt, Walmart, ebay, Cdiscount

16 wallbox

TH E W A L L B O X F U T U R E
Be the provider of all-in-one renewable energy solutions
with the charger at the center
Peer to Peer Energy Transactions
Generate energy from own renewable energy
sources and trade it with other individuals
Automatic Charging
Charger starts charging when electricity costs
are low or renewable energy becomes available
Recommend Habit Changes
Based on user data, Wallbox recommends
cost- and energy-saving measures
Energy Trading
Automated trading of energy to
the grid based on historical data
Energy Storage
Transfer renewable energy stored in
your vehicle to your home or to the grid
Energy as Payment
Use Vehicle-to-Grid and/or Vehicle-to-
Home technology to pay for services
Utility Consulting
Based on user data and preferences, Wallbox
shares energy provider recommendations

A G L O B A L F O R C E
We are an international company, with sales,
manufacturing facilities and offices worldwide
North America (2020)
• North America HQ in                Mountain View, CA with
innovation lab in San Jose, CA
• In-house manufacturing in the USA expected by 2022
• Warehouse facility in California
* As of end of April 2021
Europe (2015)
• Offices in seven EU countries with two factories in Barcelona
• 500,000 unit in-house manufacturing capacity
• Two acquisitions in 2020
• Warehouse facilities in Spain, Sweden, UK
APAC (2018)
• JV with FAWSN in China – one of the largest auto OEMs globally
• Shanghai office serves China and APAC regions
• 100,000 unit in-house manufacturing capacity

WALLBOX GROWTH

Strong revenue trajectory due to favorable growth drivers

PROJECTED REVENUES
USD (mm)



CAGR: 90%
24
79
224
463
776
1,173
1,605
2,115
2020
2021
2022
2023
2024
2025
2026
2027

Source: Wallbox company projections | Applied exchange rate: EUR/USD = 1.208 – 04/30/2021 – ECB

GROWTH DRIVERS

1. **Full suite** of EV charging solutions and software
2. **Capex light business model** enables high gross margins
3. **Global operations and manufacturing**
4. Accelerated **international land grab**
5. Positioned at the intersection of **energy and mobility**

19 wallbox

CONSOLIDATED FINANCIAL SUMMARY

Wallbox future growth summary

		2020A	2021F	2022F	2023F	2024F	2025F	2026F	2027F
Unit Sales	# (k)	35	119	232	383	581	807	1,041	1,307
Growth	%	-	240%	95%	65%	52%	39%	29%	26%
Cum. Unit Sales	# (k)	67	186	417	801	1,381	2,188	3,229	4,536
Revenue									
Total Revenue	USD (mm)	24	79	224	463	776	1,173	1,606	2,115
Growth	%	-	230%	182%	106%	67%	51%	37%	32%
COGS									
Total COGS	USD (mm)	(13)	(48)	(135)	(276)	(455)	(672)	(897)	(1,153)
Total Gross Profit	USD (mm)	11	31	89	188	321	501	708	962
Total Gross Margin	%	45%	39%	40%	40%	41%	43%	44%	45%
OPEX									
Total Opex	USD (mm)	(21)	(68)	(141)	(218)	(295)	(378)	(460)	(544)
% of Sales	%	86%	86%	63%	47%	38%	32%	29%	26%
EBITDA	USD (mm)	(10)	(37)	(52)	(31)	26	122	248	417
EBITDA Margin	%	(40%)	(47%)	(23%)	(7%)	3%	10%	15%	20%
CAPEX	USD (mm)		(25)	(20)	(8)	(18)	(23)	(50)	(25)
Unlevered FCF	USD (mm)		(88)	(117)	(104)	(75)	2	36	161

COMMENTARY

- Fully funded business plan
- Revenues from charging solutions, software subscription, installations and energy management
- Strong pipeline and revenue potential from existing sales partners
- Gross margin expansion due to higher software sales in the revenue mix
- Declining OPEX/revenue ratio due to scalable business model and efficiency improvements
- CAPEX allocated to new and existing production facilities

Reflects non-IFRS financials | Wallbox company projections | China Joint Venture not included in the financials | Applied exchange rate Use EUR:USD = 1.208 – 04/30/2021 – ECB | Assumes consummation of the transaction and receipt of the cash proceeds therefrom, including no redemptions | Reflects unaudited 2020 financials

20 wallbox

WALLBOX[1]

Transaction overview

USD (mm)

SOURCES

Kensington Shares[2]	$1,400
Kensington Cash Held in Trust	230
Wallbox Existing Cash[3]	46
PIPE Investment	100
Total Sources	**$1,776**

PRO FORMA VALUATION

Share Price	$10.00
PF Shares Outstanding (mm)	178.8
Equity Value	**$1,788**
(-) Pro Forma Net Cash[3,4]	($310)
Enterprise Value	**$1,477**

USES

Pro Forma Cash[3]	$336
Equity Consideration to Wallbox Existing Investors[2]	1,400
Estimated Transaction Expenses	40
Total Uses	**$1,776**

PRO FORMA OWNERSHIP[5]



Kensington Sponsor Shares, 5.8mm, 3.2%
Kensington Public Shares, 23.0mm, 12.9%
PIPE Investor Shares, 10.0mm, 5.6%
Existing Wallbox Rollover Equity[6], 140.0mm, 78.3%

Note: Assumes no redemptions from Kensington's existing public shareholders. Assumes PIPE shares are issued at a price of $10.00. Excludes the impact of Kensington's warrants (public and private)
[1] Reflects non-IFRS financials | [2] Assumes $10.00 per share. Structure contemplates issuance of shares via a Dutch Holdco to be formed for purposes of effectuating the business combination | [3] Applied exchange rate: EUR/USD = 1.208 - 04/30/2021 - ECB | [4] Includes outstanding loans of $25.6mm as of April 2021 | [5] Pro forma company will implement a dual-class shareholder structure with Class A shares (1 vote per share) and Class B shares (10 votes per share), which are owned by certain existing shareholders of Wallbox. All other equity issued through the merger as well as the PIPE will be Class A shares | [6] Includes convertible loans expected to convert to shares of stock at closing pursuant to the terms of such loans

21 wallbox

WA L L B O X VALU AT I O N 1, 2
Public peers benchmarking
OP E R A T I ON A L B E N C H M A R K I N G
V A L U A T I O N B E N C H M A R K I N G
20 21 E—20 25 E
R E V E N U E
C A G R ( % )
2 0 2 0 A G R O S S
M A R G I N ( % )
2 0 2 5 E E B I T D A
M A R G I N ( % )
E N T E R P R I S E V A L U A T I O N U S D ( m m )
2 0 2 5 E E V / R E V E N U E ( x )
2 0 2 5 E E V / E B I T D A ( x )
Source: Wallbox company projections, company filings, Factset as of June 4, 2021 | 1 Reflects non-IFRS financials | 2Applied exchange rate: EUR:USD = 1.208—04/30/2021 – ECB

WALLBOX VALUATION[1,2]

Wallbox has significant upside potential

USD (mm)



COMPARABLE
ENTERPRISE VALUE
POST-MONEY
ENTERPRISE VALUE
$10,556
$8,210
$5,864
$1,477
5.0x – 9.0x
2025E Revenue
Post-Money
Enterprise Value

SUMMARY OF APPROACH

Applied a range of 5.0x – 9.0x EV / Revenue multiple[3] to Wallbox's 2025E revenue to arrive at a Comparable Enterprise Value range

Source: Wallbox company projections, Factset as of June 4, 2021 | [1] Reflects non-IFRS financials | [2] Applied exchange rate: EUR:USD = 1.208 - 04/30/2021 – ECB | [3] Implied range based on selected comparable company multiples. See slide 22

23 wallbox

KENSINGTON

Overview of Kensington Capital Acquisition Corp. II



JUSTIN MIRRO

Chairman & Chief Executive Officer
- 25 years of operating, M&A and financing experience in the automotive and automotive-related sector
- President of Kensington Capital Partners



BOB REMENAR

Vice Chairman & President
- 35 years of operational, manufacturing and management experience within the automotive sector
- Former CEO of Nexteer Automotive and Chassix



SIMON BOAG

Chief Technology Officer
- 30 years of leadership, manufacturing, operational and technological experience with automotive supply chains
- Former President of Mopar and EVP of Chrysler Purchasing



DAN HUBER

Chief Financial Officer
- 20 years of experience in investment banking, consulting, business development and operational management
- Co-Founder of The Motor Weekly newsletter

KENSINGTON OVERVIEW

KENSINGTON

- NYSE-listed (KCAC.U) Special Purpose Acquisition Company ("SPAC") with ~$230 million in trust for the purpose of combining with an automotive technology company
- Management and board with extensive public company experience and operating capabilities in the automotive and automotive-related sector
- Relevant automotive experience to optimize program launches and capital deployment while facilitating commercial relationships
- Track record of creating significant shareholder value in automotive businesses

BOARD MEMBERS



Tom LaSorda
Former Chief Executive Officer of Chrysler



Mitch Quain
Investor and Board Member of Multiple Public Companies



Nicole Nason
Former Administrator of the U.S. FHWA and NHTSA



Don Runkle
Former Chairman and CEO of Multiple Automotive Businesses



Anders Pettersson
Former Chief Executive Officer of Thule Group



Matt Simoncini
Former Chief Executive Officer of Lear Corporation

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BU S I N E S S C O M B I N A T I O N T H E S I S
Wallbox fulfills Kensington’s investment objectives
Global focused automotive business
valued at greater than $1.0 billion
Leverages high-growth mega-trends
of emerging technology proliferation
Validated technical, commercial and financial capabilities
based upon global automotive standards
Valuation supported by fundamental analysis of
profitability and comparable companies
World-class management team and board
with expertise in leading and running public companies
Business enhanced by Kensington’s automotive experience
to de-risk and accelerate commercial success

wallbox

Additional Information

This communication is being made in respect of the proposed transaction involving Wallbox Chargers, S.L. (“Wallbox”), Wallbox B.V. and Kensington Capital Acquisition Corp. II (“Kensington”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Wallbox B.V. will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Kensington in connection with Kensington’s solicitation of proxies for the vote by Kensington’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Wallbox and Kensington also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of Kensington’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Wallbox and Kensington will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Wallbox’s website at www.wallbox.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from Kensington’s website at www.autospac.com.

Participants in the Solicitations

Wallbox, Wallbox B.V., Kensington and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Kensington’s shareholders in connection with the proposed transaction. You can find more information about Kensington’s directors and executive officers in Kensington’s final prospectus dated February 25, 2021 and filed with the SEC on February 26, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this presentation, regarding Kensington’s proposed business combination with Wallbox, Kensington’S ability to consummate the transaction, the development and performance of Wallbox’s products (including the timeframe for development of such products), the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “are designed to,” “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Wallbox disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Wallbox cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Kensington or Wallbox. In addition, Wallbox cautions you that the forward-looking statements contained herein are subject to the following uncertainties and risk factors that could affect Wallbox’s and Kensington’s future performance and cause results to differ from the forward-looking statements herein: Wallbox’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Wallbox to grow and manage growth profitably following the business combination; risks relating to the outcome and timing of the Company’s development of its charging and energy management technology and related manufacturing processes; intense competition in the electric vehicle charging space; risks related to health pandemics, including the COVID-19 pandemic; the possibility that Wallbox may be adversely affected by other economic, business, and/or competitive factors; the possibility that the expected timeframe for, and other expectations regarding the development and performance of, Wallbox products will differ from current assumptions; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against Kensington or Wallbox, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Kensington or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Kensington or Wallbox as a result of the announcement and consummation of the business combination; costs related to the business combination; changes in applicable laws or regulations; underlying assumptions with respect to shareholder redemptions. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Kensington’s periodic filings with the SEC, and, when available, proxy statement/prospectus of Wallbox B.V. in the registration statement on Form F-4 filed with the SEC. Kensington’s and Wallbox B.V.’s SEC filings are available publicly on the SEC’s website at www.sec.gov.